Exhibit 99.1

June 27, 2019

Dear Shareholders,

We had a solid start to 2019, and I am pleased with our first quarter results. We continued to execute on our strategy and reported strong top-line performance. Revenue grew 134% sequentially to $13.1 million, which was above the high end of our guidance range. The sequential revenue growth was driven by solid operating progress. We successfully connected 3.7 MW of FiT projects in Canada and sold 21.1 MW of project rights in the U.S., 2.5MW of project rights in France. Building on that success, this month we entered into a development service agreement with X-Elio North America to develop large utility-scale solar projects in multiple states within the U.S. Our global late-stage pipeline now stands at 752.7 MW, while our total project pipeline is a robust 1.4GW. Furthermore, our balance sheet remains healthy, which underpins the financial flexibility we need to drive growth.

From a solar policy standpoint, we view the latest subsidy announcement for solar projects by China’s National Energy Administration (NEA) -- as well as the previously announced subsidy schemes for DG projects in both the commercial/industrial and household segments -- as a positive development, both for the industry and for ReneSola. We are optimistic about the current environment, and remain focused on rapidly developing new DG projects in China.

Under the new policy, China is expected to allocate RMB 3 billion (or USD 435 million) of subsidies for new solar projects in 2019. Of the total amount of subsidies, RMB 750 million (or USD 109 million) will be awarded to household projects with a combined capacity of 3.5 GW, with the balance directed to solar power stations. To participate in the new subsidy program, project developers and operators are required to submit applications for subsidies to the NEA by July 1, 2019. The applications must specify the expected generating capacity and annual operating hours for their projects. We have already submitted applications for subsidies to the NEA ahead of the deadline.

First Quarter 2019 Highlights

Below are financial and operating highlights for the first quarter of 2019:

	Q1 2019 ($ millions)	Q4 2018 ($ millions)	Q/Q Change
Revenue	$13.1	$5.6	+134%
Gross Profit	$0.4	$2.9	-87%
Operating loss	$(2.1)	$(1.9)	+11%
EBITDA	$(1.0)	$(1.0)	0%
Loss before income tax and noncontrolling interests	$(5.5)	$(4.5)	+22%
Net loss attributed to Renesola Ltd	$(5.4)	$(4.5)	+20%

•	Revenue was $13.1 million, ahead of the guidance range of $8 to $10 million;
•	Key constituents of revenue were:

o	$8.4 million from the Project Development business

o	$4.6 million from the IPP business, primarily from the sale of electricity in China
•	Gross margin was 2.8%, compared to 51.4% in Q4 2018;
•	Loss before income tax and non-controlling interests was $5.5 million, compared to loss of $4.5 million in Q4 2018 and income of $5.4 million in Q1 2018;
•	Connected 3.7 MW of FiT projects in Canada;
•	Sold 21.1 MW of project rights in US and 2.5MW of project rights in France;
•	Solar power project pipeline of approximately 1.4 GW, of which 752.7 MW are late-stage projects.

Revenue

First quarter revenue was $13.1 million, up 134% sequentially and down 71% year-over-year but well above guidance. Revenue from the Project Development business was $8.4 million, largely driven by sales of 21.1 MW of project rights in Minnesota, United States. Energy sales were $4.6 million, mostly from the 31.2 million KwH generated by our rooftop DG projects in China.

Gross Profits and Gross Margin

Gross profit was $0.4 million in Q1 of 2019, yielding a gross margin of 2.8%. This compares to a gross profit of $2.9 million and gross margin of 51.4% in Q4 of 2018, and a gross profit of $8.4 million and gross margin of 18.7% in Q1 of 2018. First quarter gross margin was within the guidance range of 0% to 5%. The decrease in gross margin was due to revenue mix, coupled with unfavorable margin from project sales in the U.S.

Operating Expenses

Q1 operating expenses were $2.5 million, down from $4.8 million in Q4 of 2018 and largely flat when compared to Q1 of 2018. Sales and marketing expenses were $23,000, down substantially both year-over-year and sequentially. General and administrative expenses of $2.3 million were down 7% sequentially and down 4% year-over-year. The decrease in both sales and marketing and general and administrative expenses reflected the Company’s commitment to exercise disciplined expense control.

Operating loss in Q1 of 2019 was $2.1 million, compared to an operating loss of $1.9 million in Q4 of 2018 and operating income of $5.9 million in Q1 of 2018. Operating margin was -16% in Q1 of 2019, compared to -34% in Q4 of 2018 and 13% in Q1 of 2018.

Net Income/loss

Net loss was $5.6 million in Q1 of 2019, compared to net loss of $4.3 million in Q4 of 2018 and net income of $5.4 million in Q1 of 2018. Net loss per share was $0.01 in Q1 of 2019, compared to net loss per share of $0.01 in Q4 2018 and net income per share of $0.01 in Q1 2018.

Financial Position

Our balance sheet remains healthy. We had quarter-end cash and equivalents of $7.0 million, up $0.2 million compared to year-end 2018. Long-term borrowings were $11.0 million as of March 31, 2019, compared to $41.4 million as of December 31, 2018. The decrease was mainly due to reclassification of $28.8 million Romania construction loan from “long-term borrowings” to “short-term borrowings”, which are due in March 2020. Long-term failed sale-lease back and lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $78.1 million as of March 31, 2019, compared to $77.9 million as of December 31, 2018.

Project Pipeline

The development pipeline is strong at around 1.4 GW, of which 753 MW are late-stage; 49.8 MW of the late stage projects are under construction. The late stage pipeline is distributed across the US, Canada, Poland, France, Hungary, Spain, India, South Korea, Vietnam, and China. Due to the geographic diversification of our assets, we consider our risk profile to be attractive.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project SPVs or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	327.4	24.1
Canada	3.3	3.3
Poland	37.0	11.0
Hungary	33.6	--
France	69.0	--
Spain	12.0	--
India	50.0	--
South Korea	9.0	--
Vietnam	200.0	--
China	11.4	11.4
Total	752.7	49.8

Operating Assets and Completed Projects for Sale

We continue to pursue opportunities around the world. We believe our development strategy can capitalize on key trends in solar energy development, such as rooftop DG and community solar. We currently own 227.5 MW of operating rooftop projects. Of the 227.5 MW of assets, we operate 207.8 MW of rooftop projects in China, 15.4 MW in Romania, and 4.3 MW in the United Kingdom. Looking ahead, we have 11.4 MW of rooftop projects under construction in China.

Operating Assets	Capacity (MW)
China DG	207.8
- Zhejiang & Shanghai	74.4
- Henan	61.5
- Anhui	32.1
- Hebei	17.2
- Jiangsu	10.7
- Shandong	7.5
- Fujian	4.4
Romania	15.4
United Kingdom	4.3
Total	227.5

As of March 31, 2019, we had 55.4 MW of completed projects, which are currently for sale.

Completed Projects for Sale	Capacity (MW)
Poland	44.0
Hungary	7.7
Canada	3.7
Total	55.4

Development Update by Country

China

In China, we now operate approximately 208 MW of rooftop solar, concentrated in a few eastern provinces with favorable development environments. The commercial and industrial electricity prices in those provinces are relatively high, and electricity off-takers are generally credit-worthy enterprises. Self-consumption DG projects in those provinces are attractive investments. In order to evolve the Company into an asset-light solar project developer, we expect eventually to monetize our China DG assets. This will further strengthen our balance sheet, reduce leverage, and improve cash flow.

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	8.7	Project Development
-Jiangsu	2.7	Project Development
China DG	11.4

United States

The US remains a large and important market for us. Our late-stage projects total 327.4 MW, of which 107.8 MW are community solar projects in Minnesota and New York. Additionally, we are pursuing small utility-scale projects in Utah, Texas, Florida, Arizona, Colorado and California. Of the late-stage projects, 24.1 MW are under construction and expected to be connected to the grid in the second and third quarters of 2019.

In the first quarter of 2019, Nautilus Solar acquired a 21.1 MW community solar portfolio in Minnesota that was developed by ReneSola. Nautilus is a leading U.S. company engaged in solar project acquisition, development and asset management. This project portfolio represents Nautilus’ third acquisition of community solar assets from ReneSola. Similar to the previous acquisitions announced between both parties in 2017 and 2018, this community solar portfolio is also qualified under Xcel Energy’s industry-leading community solar program.

Subsequent to quarter-end, we entered into a development service agreement with X-Elio North America, a subsidiary of X-Elio, a Madrid, Spain-based company that specializes in the development, construction, operation and maintenance of solar plants. Under the agreement, ReneSola’s North American development team will originate and develop large utility scale solar projects for X-Elio. The parties are in the process of conducting joint diligence on an initial portfolio of projects in California, Oregon and Arizona with a total installed capacity of over 500 MW, many of which will include battery storage systems.

Under the terms of the agreement, ReneSola will assist X-Elio with obtaining site control, permitting, interconnection and off-take agreements. Additionally, ReneSola also expects to provide further support, as X-Elio carries the projects through the financing and construction phases.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
RP-NC	NC	24.1	Utility	Construction	2019	Project Development
Utah	UT	9.2	Self-consumption / DG	Development	2019	Project Development
MN-VOS	MN	19.6	Community Solar	Development	2019	Project Development
New York	NY	88.2	Community Solar	Development	2019	Project Development
RP-CA	CA	21.3	TBD	Development	2019	Project Development
Florida	FL	100.0	TBD	Development	2020	Project Development
Alpine	TX	65.0	TBD	Development	2020	Project Development
	Total	327.4

Canada

In Canada, we have 3.3 MW of late-stage projects, all of which are under construction and should connect to the grid in the second or third quarters of 2019. All 3.3 MW of projects are eligible for the FiT 3 scheme.

Canada: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
FiT3	Ontario	3.3	DG	Construction	2019	Project Development
Total		3.3

Poland

In Poland, we have total projects of 37 MW, of which 11MW are under construction. We plan for the 11 MW to come online gradually throughout the second and third quarters of 2019. These 37 MW are part of the projects awarded to us in the government auction in 2017 and 2018.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2017 Jun	Poland	11.0	DG	Construction	2019	Project Development
Auction 2018 Jun	Poland	26.0	DG	Ready to build	2019	Project Development
Total		37.0

Hungary

In Hungary, we continue to invest in small-scale DG projects. Our late-stage pipeline has more than 67 “micro projects”, with an average size of 0.5 MW per project, bringing total capacity to 33.6 MW. All of these “micro projects” will start construction in the second and third quarters of 2019.

Additionally, in the first quarter of 2019, we announced that we entered into a bridge financing agreement with Eiffel Energy Transition Fund for our solar projects in Hungary and Poland. Under the terms of the agreement, Eiffel Energy Transition Fund will finance ReneSola's 41.3 MW projects in Hungary and 55MW projects in Poland in the amount of 13,428,000 Euro. This facility demonstrates the confidence that the capital markets put in our ability to successfully develop projects in these geographies. We continue to expect both Hungary and Poland to be growth markets for us in the years ahead.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	33.6	DG	Ready to build	2019	Project Development
Total		33.6

India

In India, we have a project pipeline of 50 MW. Most projects are ground-mounted open access projects, similar to U.S. community solar. Indian projects can sell electricity to different commercial & industrial off-takers under long-term PPAs. Our strategy in India is a pure project developer model. We develop projects to the shovel-ready stage and then sell the project rights to investors. This model allows us to leverage our expertise in project development and our global network of solar project investors.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD/Sale	Business Model
Rajasthan	India	50.0	DG	Development	2019/2020	Project Development
Total		50.0

France

In France, we formed a strategic partnership with Green City Energy to jointly develop four solar parks with a total installed capacity of 69.0 MW in 2018. With a total installed capacity of 69 MW, the four parks will generate approximately 105 million kW hours of electricity per year.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK	France	69.0	Utility	Development	2020/2021	Project Development
Total		69.0

Other Geographies

Beyond those geographies, we continue to actively pursue opportunities in other international markets, including Spain, South Korea and Vietnam. In Spain, we have a late-stage pipeline of 12 MW of private PPA projects, and in South Korea we secured a 9 MW ground mounted project. We made meaningful progress in Vietnam, where we obtained the land rights for a 200 MW ground-mounted project.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Spain PPA	Spain	12.0	Utility	Development	2019	Project Development
South Korea	South Korea	9.0	Utility	Development	2019	Project Development
Vietnam	Vietnam	200.0	Utility	Development	2019/2020	Project Development
Total		221.0

In sum, we have a geographically diversified project portfolio, and we are optimistic about the opportunities ahead of us.

Outlook

For 2019, we continue to expect our project business to generate revenue in the range of $150 to $170 million and overall gross margin in the range of 20% to 25%. We anticipate meaningful revenue growth in the second half relative to the first half of 2019, as we expect significant revenue contribution from project sales in the second half of the year. For the second quarter of 2019, we expect revenue to be in the range of $10 to $12 million and overall gross margin in the range of 55% to 65%.

Adoption of New Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. Leases are classified as either operating or finance, with such classification affecting the pattern of expense recognition in the income statement. The effective date of the new standard is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which provided a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

We adopted ASC 842 on January 1, 2019 and elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment which, among other things, allowed us to not reassess prior conclusions related to contracts containing leases or lease classification. Upon commencement of a lease, we recognize a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents our ability to borrow on a collateralized basis over a period that approximates the lease term. We also recognize a lease asset, which represents our right to control the use of the underlying property, plant or equipment, at an amount equal to the lease liability adjusted for prepayments and initial direct costs. The adoption primarily affected our condensed consolidated balance sheet through the recognition of $37.1 million of operating lease right-of-use assets, $39.9 million of finance lease right-of-use assets, $35.8 million of operating lease liabilities and $34.2 million of finance lease liabilities as of January 1, 2019 and the de-recognition of historical prepaid and deferred rent balances. The adoption did not have a material impact on our results of operations or cash flows.

We subsequently recognize the cost of the lease on a straight-line basis over the lease term, and any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred. Any costs included in our lease arrangements that are not directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. We also recognize the cost of such short-term leases on a straight-line basis over the term of the underlying agreement. As of March 31 2019, we recognized $36.7 million of operating lease right-of-use assets, $38.6 million of finance lease right-of-use assets, $35.5 million of operating lease liabilities and $34.1 million of finance lease liabilities.

Conclusion

Our strategy is to execute a global asset-light project development model, with a focus on distributed generation and community solar. We remain confident that we have the right strategy, as our downstream project business continues to gain solid traction in diversified markets. As a reminder, our revenue streams come from the sale of shovel- ready project rights, the sale of build-and-transfer projects after grid connection, and the sale of electricity from IPP business. Our best margins result from monetizing project rights and from electricity sales. Downstream projects represent a large global opportunity for us, and we are excited about our business prospects. In 2019, we will continue to grow our business globally. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we believe we are well-positioned to deliver profitable growth in the years ahead.

In closing, we would like to thank our customers, partners and shareholders for their continued support and contribution. I especially want to thank our employees for their hard work and dedication. We are off to a good start to 2019, and continue advancing toward our goal of becoming a global leader in solar power project development. As we look to the remainder of 2019, we are optimistic about our business outlook.

Sincerely,

Xianshou Li

Chairman and Chief Executive Officer

ReneSola Ltd.

Appendix

Conference Call Details

ReneSola's management will host an earnings conference call on June 27, 2019 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 (800) 906601
China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

The call passcode is 5392109.

The Company requests listeners to dial in ten minutes before the scheduled start time, in order to avoid delays in registering.

A replay of the conference call may be accessed by phone at the following numbers until July 5, 2019. To access the replay, please again reference the conference passcode 5392109.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-9910 x206

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

 RENESOLA LTD

 Unaudited Consolidated Balance Sheets

 (US dollars in thousands)

	Mar 31,	Dec 31,	Mar 31,
	2019	2018	2018
ASSETS
Current assets:
Cash and cash equivalents	6,986	6,750	10,861
Restricted cash	2,981	2,276	2,078
Accounts receivable, net of allowances for doubtful accounts	40,159	34,484	34,539
Advances to suppliers, net	387	380	339
Value added tax recoverable	10,571	12,808	13,675
Prepaid expenses and other current assets	11,966	14,319	10,068
Project assets current	65,119	64,258	81,460
Contract costs	-	-	2,380
Total current assets	138,169	135,275	155,400

Property, plant and equipment, net	150,826	190,787	192,429
Deferred tax assets, net	1,379	1,111	294
Project assets non-current	46,069	44,082	11,233
Operating lease right-of-use assets	36,699	-	-
Finance lease right-of-use assets	38,614	-	-
Other non-current assets	5,903	6,459	935
Total assets	417,659	377,714	360,291

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	80,600	44,465	23,674
Bond payable current	8,162	-	-
Accounts payable	12,528	12,050	29,169
Advances from customers	34	103	754
Amounts due to related parties	15,392	23,239	60,217
Other current liabilities	39,404	52,749	37,616
Income tax payable	894	707	209
Salary payable	616	425	849
Operating lease liabilities current	152	-	-
Failed sale-lease back and finance lease liabilities current	13,152	-	-
Total current liabilities	170,934	133,738	152,488

Long-term borrowings	11,035	41,435	32,722
Operating lease liabilities non-current	35,332	-	-
Failed sale-lease back and finance lease liabilities non-current	78,092	77,875	78,246
Total liabilities	295,393	253,048	263,456

Shareholders' equity
Common shares	519,313	519,313	519,226
Additional paid-in capital	9,529	9,364	9,099
Accumulated deficit	(438,890)	(433,514)	(429,207)
Accumulated other comprehensive loss	(1,845)	(4,493)	(2,313)
Total equity attributed to ReneSola Ltd	88,107	90,670	96,805
Noncontrolling interest	34,159	33,996	30
Total shareholders' equity	122,266	124,666	96,835

Total liabilities and shareholders' equity	417,659	377,714	360,291

 RENESOLA LTD

 Unaudited Consolidated Statements of Income

 (US dollars in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018

Net revenues	13,058	5,574	44,758
Total net revenues	13,058	5,574	44,758
Cost of revenues	(12,693)	(2,708)	(36,379)
Gross profit	365	2,866	8,379

Operating (expenses) income:
Sales and marketing	(23)	(466)	(128)
General and administrative	(2,323)	(2,499)	(2,421)
Other operating income (loss)	(122)	(1,796)	30
Total operating expenses	(2,468)	(4,761)	(2,519)

Income (loss) from operations	(2,103)	(1,895)	5,860
Non-operating (expenses) income:
Interest income	113	-	6
Interest expense	(2,320)	(1,882)	(1,519)
Foreign exchange gains (loss)	(1,227)	(1,069)	1,102
Other income	-	305	-
Income (loss) before income tax, noncontrolling interests	(5,537)	(4,541)	5,449

Income tax benefit (expense)	(15)	202	(9)
Net income (loss)	(5,552)	(4,339)	5,440

Less: Net income (loss) attributed to noncontrolling interests	(177)	142	(1)
Net income (loss) attributed to ReneSola Ltd	(5,375)	(4,481)	5,441

Income (loss) attributed to ReneSola Ltd per share
Basic	(0.01)	(0.01)	0.01
Diluted	(0.01)	(0.01)	0.01

Weighted average number of shares used in computing income (loss) per share
Basic	380,818,902	380,818,902	380,678,902
Diluted	380,818,902	380,818,902	380,818,902